WISHBONE PET PRODUCTS INC.

38th Street, New Sehaile,

Beirut, Lebanon
Telephone/Facsimile: 1-888-414-6832

VIA EDGAR

 November 9, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nolan McWilliams

Re:	Wishbone Pet Products Inc.

Registration Statement on Form S-1, File No. 333-183839

Mr. Mc Williams,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Wishbone Pet Products Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-183839), which was filed on October 22, 2012 in error as the filing should have been an S-1/A.

The Company understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless the Commission notifies the Company that the application for withdrawal has not been granted.

Yours truly,

/s/ Rami Tabet

Wishbone Pet Products Inc.
Rami Tabet, President